September 30, 2019

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Eric Envall; Pamela Long

Re:	MetroCity Bankshares, Inc. Registration Statement on Form S-1 File No. 333-233625

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), as representative of the several underwriters of the proposed initial public offering of the common stock of MetroCity Bankshares, Inc., a Georgia corporation (the “Registrant”), we hereby join the Registrant in requesting the effectiveness of the Registrant’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on October 2, 2019, at 4:00 P.M., Washington D.C. time, or as soon thereafter as practicable or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

Additionally, pursuant to Rule 460 of the Securities Act, and in connection with the foregoing, we hereby advise you that the underwriters have distributed 951 copies of the preliminary prospectus dated September 24, 2019, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

The undersigned, on behalf of itself and as representative of the several underwriters, hereby represents that the underwriters have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above offering.

[Signature Page Follows]

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.
as Representative of the several Underwriters

By:	/s/ Victor A. Sack
Name: Victor A. Sack
Title: Managing Director

[Signature Page to Underwriter Acceleration Request]